Exhibit 99.2 – Capitalisation and Indebtedness
The following table sets out the Barclays Bank Group’s capitalisation, indebtedness and contingent liabilities on a consolidated basis, in accordance with IFRS, as at 30 June 2026.

As at 30.06.26
('000)
Share Capital of Barclays Bank PLC
Ordinary shares - issued and fully paid shares of £1 each	2,342,559
Preference shares - issued and fully paid shares of U.S.$100 each	58

£m
Group equity
Called up share capital and share premium	2,346
Other equity instruments	10,972
Other reserves	(5)
Retained earnings	51,045
Total equity	64,358
Group indebtedness
Subordinated liabilities	43,252
Subordinated liabilities designated at fair value	605
Debt securities in issue at amortised cost	62,773
Debt securities in issue designated at fair value	94,521
Total indebtedness	201,151
Total capitalisation and indebtedness	265,509

As at 30 June 2026, Barclays Bank Group had total contingent liabilities and commitments of £383.3bn (including guarantees of £18.1bn).

As at 30 June 2026, £13.7bn of Barclays Bank Group indebtedness was secured.

Barclays Bank PLC